February 6, 2025

Gust Kepler
Chief Executive Officer
Blackboxstocks Inc.
5430 LBJ Freeway, Suite 1485
Dallas, Texas 75240

       Re: Blackboxstocks Inc.
           Registration Statement on Form S-3
           Filed January 31, 2025
           File No. 333-284626
Dear Gust Kepler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aliya Ishmukhamedova at 202-551-7519 or Kathleen Krebs at 202-
551-3350 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jeffrey McPhaul, Esq.